

January 16, 2007

Mr. Olivier Dubois
President, Chief Financial Officer, Technip
6-8 allée de l'Arche,
Faubourg de l'Arche — ZAC Danton, 92400 Courbevoie

Re: Technip
       Form 20-F for the year ended December 31, 2005
       File No. 1-15234

Dear Mr. Dubois:

        We have reviewed your response to our letter dated September 7, 2006 and have the following comments. We ask that you respond by January 30, 2007.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 81

1. We note your response to our prior comments seven and eight. Please include the additional information, including the current status and materiality of these proceedings to the Company, which you have provided to us in your future filings.

Explanation of Transition to IFRS

2. We have read your response (numbered 15) to prior comment 16 and appreciate the detail you have provided to us regarding your potential obligation under "Droit Individuel a la Formation" (DIF). Quantify for us the training costs associated with the 1.6% minimum. Tell us why you do not recognize an expense for that portion of your obligation each period. In addition, based on your response, we believe that in future filings you should enhance your disclosures to fully describe the potential obligations you face under the DIF and the factors you have considered in determining the materiality of this obligation. In this regard, we believe you should address your range of loss and your basis for not recognizing a liability as of the balance sheet date.

Note 7 – Income/(Loss) from Discontinued Operations, page F-30
(a) Discontinued Operations
(b) Assets Held for Sale

3. We note your response (numbered 24 and 25) to our previous comments 25 and 26 and appreciate the additional information. In future filings please enhance your disclosures to clarify for readers the reason(s) for determining whether or not a business you have sold or intend to sell is a discontinued operation.

Note 36 – Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP
(k) Territoriality Contingencies, page F-71

4. We have reviewed your response (numbered 29 and 30) to prior comment 30 and 31and note that as of December 31, 2003 you had a 17.1 million Euro liability related to a contract performed between France and Africa and that as of December 31, 2004 that liability was reduced to 4.2 million Euro.
   • Please provide us with a comprehensive explanation for your basis of recognizing the 17.4 million for IFRS purposes as of January 1, 2004. Please help us understand the specific facts and circumstances that changed subsequent to January 1, 2004 such that large portion of the accrual was released for IFRS purposes as of December 31, 2004.
   • Given the significance of your territoriality contingencies, please provide more detailed disclosures in your MD&A to discuss the changes in your estimates and assumptions used to determine your provisions.

Consolidation

5. We have reviewed your response (numbered 34) to prior comment 35 and request that you provide us with a more detailed analysis of your application of EITF 97-2 and SFAS 94. Please include the specific factors you used to conclude that the consolidation of these entities was required under U.S. GAAP.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff
Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or
to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief